FRANCHISE HOLDINGS INTERNATIONAL, INC.	120 Rutherford Road Suite 414 Vaughan, Ontario, Canada L4K 0B2

Form RW

August 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Franchise Holdings International, Inc.
Request to Withdraw Registration Statement on Form S-1 SEC File No. 333-212490

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Franchise Holdings International, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-212490), together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting withdrawal of the Registration Statement because the related Equity Purchase Agreement contained provisions that result in the selling stockholder not being irrevocably bound to purchase the shares and, therefore the private placement would not be complete. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company's legal counsel, Matthew McMurdo, Esq. at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Franchise Holdings International, Inc.

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	President/CEO